K&L Gates LLP Four Embarcadero Center Suite 1200 San Francisco, CA 94111 T 415.882.8200	www.klgates.com

February 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Ganley

Re:                             Nicholas-Applegate Institutional Funds (File No. 333-71469; 811-07384) Definitive Proxy Statement

Dear Mr. Ganley:

This letter responds to the comments you provided by telephone to the undersigned on February 12, 2010 relating to the preliminary Proxy Statement for the Nicholas-Applegate Institutional Funds (the “Trust”) filed on January 25, 2010.  The Proxy Statement includes proposals seeking approval of an Agreement and Plan of Reorganization, as well as a new advisory agreement and new sub-advisory agreement, for seven series of the Trust.  A definitive Proxy Statement was filed on February 12, 2010.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the Proxy Statement.

1.  Comment:  The Proxy Statement, in a section under the heading “Investment Policies and Investment Restrictions,” discusses differences between the fundamental investment policies and investment restrictions of the Funds and the New Series.  The discussion notes that two series have a fundamental investment restriction that prohibits short sales, and that all Funds have a fundamental investment restriction prohibiting the purchase or writing of options, except for hedging purposes (except certain Funds).  The discussion also notes that the corresponding New Series are not subject to such fundamental investment restrictions.  Please consider adding disclosure about the risks of short sales and the risks of purchasing or writing options.

Response.  While the New Series, as series of a different trust, are subject to fundamental investment restrictions that are not identical to those of the Trust, the Funds and the New Series will be managed in the same manner, and by the same personnel.  For this reason, and as noted at the end of the section entitled, “Investment Policies and Investment Restrictions,” the disclosure states that NACM and Allianz Global Fund Management believe that the differences in the fundamental investment restrictions will not cause NACM to manage the New Series’ investment portfolios differently from the way it currently manages each corresponding Fund’s investment portfolio.  While the New Series’ fundamental investment restrictions may allow for more flexibility in certain areas, this flexibility is not expected to result in changes in the Funds’ risk profiles.  If the Proxy Statement was to be revised to include additional disclosures concerning the risks of short sales or the risks of purchasing or writing options, it may confuse shareholders by suggesting a change in risks, when no such change is expected.  Accordingly, additional risk disclosure has not been added to the Proxy Statement.

On behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1053.

Sincerely,

/s/ Kurt Decko

Kurt Decko

cc:	Charles Field, Jr.
Michael McGrath
Nicholas-Applegate Capital Management LLC

Richard Phillips
K&L Gates LLP